Exhibit 99.5

Wipro Limited

Highlights for the Quarter ended September 30, 2023

REVENUE

$2.71 Bn

QoQ Constant Currency	YoY Constant Currency	Operating Margin
-2.0%	-4.8%	16.1%

STRATEGIC MARKET UNITS MIX

29.8% AMERICAS 1 | 29.9% AMERICAS 2 | 28.6% EUROPE | 11.7% APMEA

SECTOR MIX

33.6%	18.7%	12.7%	11.6%	12.1%	7.0%	4.3%
Banking, Financial Services & Insurance	Consumer	Health	Energy, Natural Resources and Utilities	Technology	Manufacturing	Communication

BOOKINGS

TOTAL BOOKINGS: **$3.8 Bn** — 7% YoY Constant Currency

LARGE DEALS TCV: **$1.3 Bn** — 79% YoY Constant Currency

OUTLOOK

for the Quarter ending December 31, 2023

Revenue from our IT Services business segment to be in the range of $2,617 million to $2,672 million*. This translates to a sequential guidance of -3.5% to -1.5% in constant currency terms.

* Outlook for the Quarter ending December 31, 2023, is based on the following exchange rates: GBP/USD at 1.26, Euro/USD at 1.09, AUD/USD at 0.66, USD/INR at 82.70 and CAD/USD at 0.74

CUSTOMER CONCENTRATION

TOP 1 3.0% | TOP 5 12.3% | TOP 10 20.6%

TOTAL HEADCOUNT	244,707
NET UTILIZATION *EXCLUDING TRAINEES*	84.5%
ATTRITION VOL – TTM	15.5%
OFFSHORE REVENUE *PERCENTAGE OF SERVICES*	59.9%

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Wipro Limited

Results for the Quarter ended September 30, 2023

A IT Services

	FY 23 – 24		FY 22 – 23				
	Q2	Q1	FY	Q4	Q3	Q2	Q1
IT Services Revenues ($Mn)	2,713.3	2,778.5	11,234.4	2,839.5	2,821.4	2,817.4	2,756.1
Sequential Growth	-2.3%	-2.1%	7.5%	0.6%	0.1%	2.2%	0.3%
Sequential Growth in Constant Currency Note 2	-2.0%	-2.8%	11.2%	-0.7%	0.6%	4.1%	1.9%
Operating Margin % Note 3	16.1%	16.0%	15.6%	16.3%	16.2%	15.1%	14.9%
Strategic Market Units Mix							
Americas 1	29.8%	28.8%	28.8%	28.5%	29.1%	28.8%	28.7%
Americas 2	29.9%	30.0%	30.8%	30.5%	30.6%	31.1%	31.1%
Europe	28.6%	29.5%	28.6%	29.3%	28.8%	28.0%	28.2%
APMEA	11.7%	11.7%	11.8%	11.7%	11.5%	12.1%	12.0%
Sectors Mix							
Banking, Financial Services and Insurance	33.6%	33.9%	35.0%	34.4%	35.0%	35.3%	35.5%
Consumer	18.7%	18.7%	18.9%	18.9%	19.0%	19.0%	18.6%
Health	12.7%	12.2%	11.7%	12.1%	11.9%	11.4%	11.4%
Energy, Natural Resources and Utilities	11.6%	12.0%	11.5%	12.2%	11.4%	11.2%	11.1%
Technology	12.1%	11.3%	11.3%	10.9%	11.2%	11.5%	11.7%
Manufacturing	7.0%	7.3%	6.9%	7.0%	6.9%	6.9%	6.7%
Communications	4.3%	4.6%	4.7%	4.5%	4.6%	4.8%	4.9%
Total Bookings TCV ($Mn) Note 4	3,785	3,724	—	4,172	4,333	—	—
Large deal TCV ($Mn) Note 5	1,275	1,198	3,897	1,083	978	713	1,123
Guidance ($Mn) Note 1	2,722-2,805	2,753-2,811	—	2,785-2,831	2,811-2,853	2,817-2,872	2,748-2,803
Guidance restated based on actual currency realized ($Mn)	2,712-2,795	2,773-2,831	—	2,823-2,869	2,799-2,841	2,766-2,821	2,704-2,759
Revenues performance against guidance ($Mn)	2,713	2,779	—	2,823	2,803	2,798	2,736

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	FY 23 – 24		FY 22 – 23				
	Q2	Q1	FY	Q4	Q3	Q2	Q1
Customer size distribution (TTM)							
> $100Mn	22	21	19	19	19	19	20
> $75Mn	28	28	29	29	29	29	30
> $50Mn	51	51	53	53	52	52	50
> $20Mn	122	123	117	117	119	122	120
> $10Mn	207	207	210	210	204	199	196
> $5Mn	313	319	315	315	312	314	313
> $3Mn	437	444	436	436	440	434	427
> $1Mn	774	769	766	766	755	745	719
Revenue from Existing customers %	99.1%	99.6%	97.4%	96.6%	96.9%	97.4%	98.7%
Number of new customers	49	65	437	63	82	128	164
Total Number of active customers	1,393	1,444	1,479	1,479	1,530	1,514	1,475
Customer Concentration							
Top customer	3.0%	3.1%	3.2%	3.2%	3.2%	3.2%	3.2%
Top 5	12.3%	12.5%	12.9%	12.5%	13.3%	13.0%	12.9%
Top 10	20.6%	20.5%	20.7%	20.2%	21.2%	20.8%	20.8%
% of Revenue							
USD	60%	59%	61%	60%	62%	61%	61%
GBP	11%	11%	10%	11%	10%	10%	10%
EUR	10%	11%	10%	11%	9%	9%	9%
INR	5%	5%	5%	5%	5%	5%	5%
AUD	4%	4%	4%	4%	4%	5%	5%
CAD	3%	3%	3%	3%	3%	3%	3%
Others	7%	7%	7%	6%	7%	7%	7%
Closing Employee Count	244,707	249,758	258,570	258,570	262,109	262,626	262,049
Sales & Support Staff (IT Services)	16,778	16,942	16,999	16,999	17,089	16,664	17,831
Utilization Note 1 & 6							
Net Utilization (Excluding Trainees)	84.5%	83.7%	81.2%	81.7%	79.7%	79.8%	83.8%
Attrition							
Voluntary TTM (IT Services excl. DOP)	15.5%	17.3%	19.4%	19.4%	21.2%	22.9%	23.0%
DOP % — Post Training Quarterly	9.8%	9.2%	9.9%	9.0%	8.7%	10.3%	11.4%

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	FY 23 – 24		FY 22 – 23				
	Q2	Q1	FY	Q4	Q3	Q2	Q1
Revenue Mix Note 6							
Revenue from FPP	58.4%	59.7%	59.4%	59.6%	59.4%	58.7%	59.9%
Offshore Revenue — % of Services	59.9%	59.5%	59.3%	59.9%	59.2%	59.1%	58.9%

B Growth Metrics

for the Quarter ended September 30, 2023 Note 2

	Q2'24 Reported QoQ%	Q2'24 Reported YoY%	Q2'24 CC QoQ%	Q2'24 CC YoY%
IT Services	-2.3%	-3.7%	-2.0%	-4.8%
Strategic Market Units				
Americas 1	0.9%	-0.4%	1.0%	-0.5%
Americas 2	-2.6%	-7.5%	-2.3%	-7.7%
Europe	-5.4%	-1.6%	-5.1%	-6.4%
APMEA	-2.0%	-6.4%	-0.5%	-3.5%
Sectors				
Banking, Financial Services and Insurance	-3.1%	-8.2%	-3.0%	-9.5%
Consumer	-2.6%	-5.3%	-2.3%	-6.7%
Health	1.3%	7.6%	1.4%	7.1%
Energy, Natural Resources and Utilities	-6.1%	-0.2%	-5.3%	-1.6%
Technology	5.1%	1.6%	5.8%	1.7%
Manufacturing	-5.8%	-2.4%	-5.4%	-3.6%
Communications	-8.1%	-14.1%	-7.2%	-14.6%

C Annexure to Datasheet

Segment-wise breakup of Cost of Revenues, S&M and G&A

Q2 FY23-24 (INR Mn)

Particulars	IT Services	IT Products	Reconciling Items	Total
Cost of revenues	156,451	1,878	862	**159,191**
Selling and marketing expenses	18,531	32	204	**18,767**
General and administrative expenses	12,918	26	1,180	**14,124**
Total	**187,900**	**1,936**	**2,246**	**192,082**

Note 1: Guidance and Utilization numbers for FY23 have not been restated to include India State Run Enterprise (ISRE) business. All other numbers for the previous quarters have been restated to include ISRE business

Note 2: Constant currency (CC) for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period

Note 3: IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials

Note 4: Total Bookings refers to the total contract value of all orders that were booked during the period including new orders, renewals, and changes to existing contracts. Bookings do not reflect subsequent terminations or reductions related to bookings originally recorded in prior fiscal periods. Bookings are recorded using then-existing foreign currency exchange rates and are not subsequently adjusted for foreign currency exchange rate fluctuations. The revenues from these contracts accrue over the tenure of the contract. For constant currency growth rates, refer note 2

Note 5: Large deal bookings constitute of deals greater than or equal to $30 million in total contract value terms

Note 6: IT Services excluding DOP, Infocrossing, Designit, Topcoder, Rational, ITI, Capco, Ampion, Edgile, LeanSwift, CAS and Rizing

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